Nasdaq Regulation



Eun Ah Choi
Vice President
Listing Qualifications

August 2, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 2, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from AMCI Acquisition Corp. II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock,
and one-half of one redeemable warrant to acquire one Class A common stock,
par value $0.0001 per share

Class A common stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock,
each at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi